September 13, 2013

VIA EDGAR

Mr. Russell Mancuso
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Visualant, Incorporated
Amendment No. 1 to Registration Statement on Form S-1
Filed August 16, 2013
File No. 333-189788

Dear Mr. Mancuso:

Reference is made to the Staff’s comment letter dated August 30, 2013 (the “Staff’s Letter”) to Visualant, Incorporated (the “registrant”).  The registrant hereby submits the following responses to the comments contained in the Staff’s Letter with respect to the registrant’s Amendment No. 1 to Registration Statement on Form S-1 filed with the SEC on August 16, 2013.

For convenience of reference, each comment contained in the Staff’s Letter is reprinted below, numbered to correspond with the paragraph numbers assigned in the Staff’s Letter, and is followed by the corresponding response of the registrant. These comments have been made in response to the Staff’s comments.

Prospectus Cover

1.
Please ensure that your disclosure throughout your document is current.  We note for example your continued statement on your prospectus cover and on page 5 that you currently have an insufficient number of shares authorized to permit the exercise of all the Series A warrants; however, this statement appears to be inconsistent with the information in your Form 8-K dated August 12, 2013.   Likewise, on page 25 your refer to license revenue that “will be fully recognized by May 31, 2013.” Was the all revenue from the license fully recognized by that date?

Amendment No. 2 to the Company’s Registration Statement on Form S-1, which was filed with the SEC on September 13, 2013, reflects these changes by updating the disclosure throughout the document.

Table of Contents, page 4

2.	Please address that part of prior comment 3 that applied to the penultimate sentence on page 4.

In response to the Staff’s prior comment 3, the last two sentences on the prospectus cover were deleted on Amendment No. 1 to the S-1/A.  The penultimate sentence on page 4 was inadvertently left in.  It has been deleted on Amendment No. 2 to the S-1/A.

The Company and our Business, page 5

3.
Please revise so that your summary does not provide disproportionate prominence to products relative to their contribution to your business.  For example, if the products sold through TransTech represent most of your revenue at this time while you have not yet generated sales of completed ChromaID products, you should present the TransTech business prominently in your summary and then mention the Chromatid business in a context that makes clear that you have not yet completed development or sold these products.  Also, when you describe the TransTech business, please replace the vague phrase “value added security and authentication solutions” with a clear, direct summary of the TransTech business; if TransTech currently is primarily a re-seller of products manufactured by third-parties, ensure that your summary makes this clear.

The Section entitled “The Company and our Business” has been revised to indicate that no revenues have yet been generated by the Company’s recently developed ChromaID products and that the majority of the Company’s revenues are generated by TransTech. The TransTech business description has been revised.

4.
We note your response to prior comment 1. Please avoid referring to Sumitomo Precision Products Co., Ltd. merely as SPP throughout your document. Likewise, please avoid using the term “SPM” throughout your document without explanation of what you mean in context.

We have eliminated the references to SPP and have referred to Sumitomo Precision Products Co., Ltd. as “Sumitomo” throughout the document.  We also have eliminated “SPM” where it is not clear from the context what SPM stands for.

Risk Factors, page 6

5.	Please tell us where you addressed the third bullet point in prior comment 9.

A new risk factor entitled “IF A REVERSE STOCK SPLIT IS EFFECTUATED, IT COULD RESULT IN DILUTION TO THE COMPANY’S STOCKHOLDERS” has been added to address the possible reverse stock split.

6.
Please expand your response to the last bullet point of prior comment 9 to support your conclusion that the risk is not material.  Include in your response the extent of outstanding securities that require adjustment to the terms if you issue securities at a lower price.  Also show us the extent of potential dilution given a reasonable range of potential adjustments reflecting the range of market prices for your securities.

We have expanded the risk factor entitled “OUR PRIVATE PLACEMENT WHICH CLOSED JUNE 14, 2013 MAY REQUIRE ADJUSTMENT IN THE EXERCISE PRICE OF THE WARRANTS ISSUED” to address this risk.  If the Company were to issue securities at a price lower than the current exercise price of the Series A warrants ($0.15 per share) and Series B warrants ($0.20 per share) issued to Special Situations Fund and 40 other investors, the amount of capital received by the Company would be substantially reduced.  For example, if the Company issued securities at $0.10 per share (the market price of the Company’s common stock recently has ranged from $0.07 to $0.14 per share), then the exercise price of the Series A and Series B warrants would be adjusted to $0.10 per share and if the warrants were then fully exercised, the Company would receive a total of $10,460,000 instead of a total of $18,305,000 if the exercise price of the warrants had not been adjusted.

7.
Please expand your response to prior comment 13 to provide us support your conclusion that the issue is not a material risk.  Also, please expand your response to prior comment 14 to provide us support for your conclusion that the issue raised in that comment does not create a material risk; include in your response why you believe that you do not need a full-time CFO and why there are not material conflicts regarding the decisions he must make regarding allocation of his time and the funding sources that he might identify among the companies who employ him.

We previously eliminated the reference to “Blue Sky” laws in the title of the risk factor (now entitled “TRADING IN THE COMPANY’S STOCK MAY BE RESTRICTED BY THE SEC’S PENNY STOCK REGULATIONS”) because that risk factor did not address any trading restrictions imposed by blue sky laws.

We have added a separate risk factor regarding blue sky laws.

A substantial portion of Mr. Scott’s time is spent on Company matters.  Given the extent of the Company’s current operations, the Company does not believe that a full-time CFO is required at this time.  As the Company’s operations increase, it will consider retaining Mark Scott as the full-time CFO.  The remainder of our CFO’s time is devoted to (a) West Mountain Gold, which has retained him to work as a CFO, and (b) two other companies, U.S. Rare Earths Inc. and Sonora Resources Corp., which have retained him on a part-time, consulting basis only.  These other companies are aware of the CFO’s employment by the Company and the time commitment required of the CFO by us.  The other companies do not rely on the CFO to identify or secure funding sources for their operations.

 Trading in the Compan y’ s stock ma y b e restrict ed, page 9

8.	We note your response to prior comment 10. Please show us your calculations pursuant to Rule 3a51-1(g)(2).

The average revenue of the Company for the last three years was $6,534,000 based upon the following:

FY 2012 revenue:  $7,924,000
FY 2011 revenue:  $9,136,000
FY 2010 revenue:  $2,543,000

Accordingly, the common stock of the Company falls within the exception to the definition of a “penny stock” set forth in Rule 3a-51-1(g)(2), and the risk factor entitled “TRADING IN THE COMPANY’S STOCK MAY BE RESTRICTED BY THE SEC’S PENNY STOCK REGULATIONS” has been revised accordingly.

The Offering May Not Cover, page 10

9.
Because you are not receiving proceeds from this registered offering, please revise the first two words of the caption of this risk factor to remove the implication to the contrary. Also revise the risk factor caption to clarify what risk you are explaining in this risk factor that differs from the first risk factor on page 6.

We have deleted this risk factor and combined it with the risk factor entitled “WE EXPECT TO NEED ADDITIONAL FINANCING TO SUPPORT OUR TECHNOLOGY DEVELOPMENT AND ONGOING OPERATIONS AND PAY OUR DEBTS.”

Selling Security Holders, page 12

10.
Please tell us why you have registered for sale some of the selling stockholders’ shares on this registration statement and some on your other pending registration statement.  If you intend to proceed with two separate registration statements, ensure that the prospectus for both makes clear that the selling stockholders are offering for sale additional shares by a separate registration statement.

At the time this registration statement was initially filed on July 3, 2013, the Company had an insufficient number of authorized shares of common stock to fully cover all of the underlying shares in the Series A and Series B warrants issued to Special Situations Fund and the other investors in that private placement.

Following the filing, the Company held a special stockholders meeting at which the stockholders approved and authorized an increase in the number of authorized shares of common stock, thereby enabling the Company to then register in the second registration statement the shares underlying those warrants. The Company filed the first registration statement before the special meeting because it was required to do so by the Registration Rights Agreement (please refer to our response to comment 11, below).The Company now intends to proceed with only one registration statement and has combined the second registration statement with this registration statement. The Company intends to withdraw the second registration statement.

11.
Please clarify what exhibit number you are citing in your response to prior comment 16. If you mean exhibit 10.3 to the Form 10-K that you filed on June 18, 2013, please to provide us your analysis of how you filed a registration statement for all of the “Series A Warrant Shares” by the deadline in that agreement.

The referenced exhibit is the Registration Rights Agreement filed as Exhibit 10.3 to the Form 8-K that was filed on June 18, 2013.

Although the Registration Rights Agreement requires that the first registration statement (to be filed within 30 days of closing) cover the “Initial Registrable Securities” which is defined as the 52,300,000 shares of common stock plus the Series A Warrant Shares, the Company did not have a sufficient number of authorized shares of common stock to permit the exercise of all of the Series A Warrants and the registration of all 52,300,000 of the Series A Warrant Shares.  Special Situations Fund and the other investors were notified of this shortfall and understood that the Company would include in the first S-1 registration statement only 18,000,000 of the Series A Warrant Shares and that the balance of the Series A Warrant Shares, together with the Series B Warrant Shares, would be included in the second S-1 registration statement to be filed following the Company’s special stockholders meeting but the investors did not formally waive this requirement.  Accordingly, we also have added a risk factor entitled “THE COMPANY MAY BE SUBJECT TO PENALTIES UNDER THE REGISTRATION RIGHTS AGREEMENT” to address this.

12.
Your revisions on page 12 in response to prior comment 21 that GVC did not acquire the offered shares in the Special Situations transaction are inconsistent with your disclosure in the first paragraph of your prospectus cover.  Please reconcile, and disclose the terms of the transactions in which you issued the offered shares to GVC. Also, tell us whether any of the shares registered for sale include common stock underlying the additional placement agent warrants which, according to page 20, you have not yet issued.

The shares acquired by GVC prior to and not in connection with the Special Situations transaction are not included as part of this registration statement.  Therefore, the prior revision has been deleted.  The shares being registered for resale include the common stock underlying the placement agent warrants that have been issued to GVC.  The shares of common stock underlying the additional placement agent warrants that might be issued to GVC in the future are not included in this registration statement.

13.
Unless the selling stockholders who are broker-dealers received their offered shares as compensation for underwriting activities, those selling stockholder should be identified in your prospectus as underwriters, rather than merely saying that they “may be” underwriters as you do on page 15. Also, the selling stockholders who are affiliates of broker-dealers should be identified as underwriters unless you disclose, if true, that (1) the selling stockholder purchased the offered shares in the ordinary course of business and (2) at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities; these statements should not be limited merely “to [y]our knowledge” like you do on page 14.

Amendment No. 2 to the  Registration Statement  reflects these changes by deleting the references to “may be” underwriters and by including the disclosure regarding affiliates of broker-dealers.

14.
Please clarify what you mean by a “fully-diluted basis” in the last sentence on page 12, and provide us your analysis of how this disclosure is consistent with applicable rules regarding disclosure of beneficial ownership.

Amendment No. 2 to the Registration Statement deletes the reference to “fully-diluted basis” and replaces it with “assuming the exercise of all warrants and stock options”.

15.	Refer to our prior comment 17. It continues to appear from the column headings in your selling security holders’ table as if warrants are being offered. Please revise.

Amendment No. 2 to the Registration Statement revises the headings to clarify that it is the securities underlying the warrants that are being offered.

16.
It is unclear how the selling shareholders can offer for sale more shares than they currently own according to column B of your table in this section.  Please provide us your analysis of all authority on which you rely to determine the number of shares to disclose as beneficially owned by the selling shareholders.

Amendment No. 2 to the Registration Statement revises the title of Column B to read “Securities Beneficially Owned Prior to Private Placement Transaction.”

17.
It is unclear how you addressed the last sentence of prior comment 22 because the beneficial ownership that you disclose here continues to differ from the beneficial ownership of the same shareholders included in the table on page 36.  Please advise or revise.

Amendment No. 2 to the Registration Statement revises the beneficial ownership figures to be consistent between the two charts.

Plan of Distribution, page 13

18.
Please expand your response to prior comment 23 to provide us a complete analysis supporting your conclusion regarding whether the offering is on behalf of the issuer.  See Securities Act Rules Compliance and Disclosure Interpretation 612.09 for a list of factors that you should address in your analysis.  When addressing those factors, consider the securities offered via this registration statement together with the securities offered via your registration statement on Form S-1 filed August 16, 2013, file number 333-190685.

(i)	The Company will not receive any of the proceeds from the sale of the registered shares by the selling stockholders;

(ii)
The selling stockholders acquired their respective shares in a private placement transaction that closed on June 14, 2013, and as a condition to their purchase of the shares, they required that the Company register all of such shares;

(iii)	Except for J3E2A2Z L.P. and Mark Scott, none of the other selling stockholders are affiliates of the Company or of the Company’s officers or directors;

(iv)	The shares being registered represent approximately 31.4% of the total issued and outstanding shares of the Company;

(v)	Except for GVC Partners LLC,G. Select Securities LLC, Concept Capital Markets LLC and Smith Hayes Advisors, Inc., none of the selling stockholders are in the business of underwriting securities; and

(vi)	The selling stockholders will be acting independently of the Company in making any decision with respect to the timing, manner and size of any sale of the shares.

Business, page 16

19.
You state in the first sentence of this section that you had 500,000,000 authorized shares when you were incorporated in 1998; however, your response to prior comment 26 indicates that you increased your authorized shares from 200,000,000 recently.  Please ensure that your disclosure here and throughout your document is accurate.

Amendment No. 2 to the Registration Statement corrects this error.

20.
Please tell us the basis for your statement in the second paragraph on page 16 that you expect ChromaID to provide the majority of your revenue in the future, given the lack of commercial sales to date.  In addition, please tell us whether the uncertainty of the development of a commercial market for ChromaID technology presents a material risk to your investors, and if so, provide appropriate risk factor disclosure.

Amendment No. 2 to the  Registration Statement reflects these changes in the Business and Risk Factors sections.  We have added an additional risk factor entitled “OUR ChromaID™ TECHNOLOGY IS NEW AND MAY NOT ACHIEVE COMMERCIAL SUCCESS.”

21.
Please disclose in this section that acquisition of RATLab and Javelin mentioned on pages F-27 and F-28. Also describe what you acquired from those companies and describe the material terms of the agreements relating to those acquisitions.  For example, we note that you are obligated to pay Javelin ten percent of the gross margin you receive from joint ventures or license fees under the terms of exhibit 10.2 to your Form 8-K filed August 22, 2012 and mentioned on page F-28. See Regulation S-K Item 101(h)(3).  In addition, please tell where that fee agreement is referenced in the exhibit index to this Form S-1.

Amendment No. 2 to the Registration Statement reflects the addition of the RATLab and Javelin acquisitions. We have explained the assets acquired.

We have deleted the reference to the 10% Javelin fee agreement as they have not provided a list or sourced any business. That fee agreement is not material to the Company so it is not included in the exhibits as a material contract.

22.
Please expand your disclosure in response to prior comment 25 to address Regulation S-K Item 101(h)(4)(iv) as it applies to both your product in development and TransTech’s business.  For example, do competitors currently offer products that perform the functions that you are developing a product to perform?

Amendment No. 2 to the Registration Statement  includes  a section  on competition and additional disclosures on research and development.

Our ChromaID Technology, page 16

23.
We note your references to diagnosing materials, pharmaceutical equipment, and food processing. Please tell us why you have not described Food and Drug Administration regulation per Regulation S-K Item 101(h)(4)(viii).

Amendment No. 2 to the Registration Statement  includes  disclosure regarding governmental approvals.

Our Joint Development Agreement, page 16

24.	Please describe the material obligations of the parties under the agreement. Also, please:

a.	explain the reason for the need for the extension under the agreement.
b.	identify the “select” countries for which you have granted exclusivity to Sumitomo.
c.	disclose the material hurdles remaining until the product can be commercialized and the joint development agreement is completed.

Amendment No. 2 to the Registration Statement  includes expanded disclosure regarding the Sumitomo Joint Development Agreement to address these comments.

Our Commercialization Plan for our ChromaID Technology, page 17

25.
Refer to your disclosure that the developer tools are available and the database can be operated by the customer.  If these products are not currently available for purchase and use by customers, please clarify your disclosure and explain the material hurdles that remain.  If these products are currently available for purchase and use by customers, please clarify why no sales have been completed.

Amendment No. 2 to the Registration Statement revises this  disclosure.

Suppliers, page 18

26.
Please tell us whether you have agreements with the vendors who account for approximately 70% of the TransTech revenue.  If so, please tell us where you have filed the agreements as exhibits.  If not, please add appropriate risk factors.

Amendment No. 2 to the  Registration Statement  includes revised disclosure in the Risk Factors section and on page 18.

27.	Please clarify whether you resell the products you receive from the suppliers and, if not, the nature of the manufacturing that you complete.

Amendment No. 2 to the Registration Statement  reflects a revised disclosure on pages 5 and 18.

Distribution Methods, page 18

28.
Refer to the first sentence of the last paragraph of this section.  Given that you have not yet sold spectral pattern matching products, please tell us why you believe you have a reasonable basis to make a claim regarding margins.

Amendment No. 2 to the Registration Statement deletes the reference to margins.

Purchase Agreement with Special Situations, page 20

29.
Your response to prior comment 26 appears to be inconsistent with exhibit 10.4 to the Form 8-K that you filed on June 18, 2013; that exhibit identifies Visualant as one of the parties to the agreement.  Please clarify your response to prior comment 26 accordingly. Also, cite in your response the rules on which you relied to determine whether you complied with Regulation 14A in connection with the agreement.

Although Visualant was a named party to the Voting Agreement, it was Special Situations Fund, the lead investor, who sought and obtained the voting agreements from the stockholders.  To our knowledge, the requirements of Regulation 14A were not complied with in connection with the lead investor’s solicitation of the voting agreements.  The voting agreements, however, were never utilized.  At the special meeting of stockholders held on August 9, 2013, there were a sufficient number of stockholders present, either in person or by proxy (and without use of the proxies that were part of the voting agreements), who voted in favor of amending the Company’s articles of incorporation to increase the number of authorized shares of common stock from 200,000,000 to 500,000,000.

Agreements with Gemini Master Fund, Ltd. and Ascendiant Capital Partners LLC, page 22

30.	When you refer to warrants and convertible notes, please disclose the original exercise and conversion rates and the revised rates.

Amendment No. 2 to the Registration Statement   includes disclosure which addresses this comment.

31.
Please revise the second sentence of the paragraph numbered (1) in this section to specify the portion of the $300,000 purchase price that you did pay. Also, here and throughout your document where you address repurchasing your securities, please address that part of prior comment 29 that asked you to provide disclosure regarding the purpose of repurchasing securities from selected investors given your negative working capital.

Amendment No. 2 to the Registration Statement  includes disclosure to address these comments.

32.
The last paragraph of this section discloses that you agreed to acquire all of the investment rights of both Gemini and Ascendiant for $850,000.  The last sentence of that paragraph says that you acquired only the rights of Gemini for $850,000. Please clarify.

Amendment No. 2 to the Registration Statement includes a clarification which which addresses this comment.

Management’s Discussion and Anal ysis, pa ge 25

33.
With a view toward appropriate disclosure in this section regarding the expenses that you are funding by issuing your securities, please clarify why you compensated David Markowski multiple times for “services related to the acquisition of TransTech.”  We note Item 15 of this Form S-1.

David Markowski was compensated over several tranches. His primary focus was as an advisor on the acquisition of TransTech. We expensed the compensation for that role in the 2010 acquisition. The remaining tranches were expensed in 2013 when we reached agreement with Mr. Markowski regarding additional amounts due to him. The agreement with Mr. Markowski was viewed as immaterial in 2010 and 2013 so was not filed as an exhibit.

Summary of Recent Business Operations for the Nine Months Ended June 30, 2013, page 25

34.	Please describe the new products that TransTech released during the period that affected the change in revenue and margins. Also discuss why the products decreased margins.

Amendment No. 2 to the Registration Statement includes revised disclosure which addresses these comments.

35.
Here and in your discussion of full-year results, please discuss material changes to your research and development expenses, your general and administrative expenses, your other (income) expense items, and other items that materially contributed to changes in your net loss or are material trends.

Amendment No. 2 to the Registration Statement includes disclosure which addresses this comment.

Summary of Recent Business Operations for the Year Ended September 30, 2012, page 25

36.	Please quantify separately the amounts spent for business development and investor relations. Also, explain the nature of each of those expenditures.

Amendment No. 2 to the Registration Statement includes a revised table.

37.	Describe the change in product mix that affected TransTech margins.

Amendment No. 2 to the Registration Statement includes disclosure which addresses this comment.

Summary of Recent Business Operations for the Year Ended September 30, 2011, page 25

38.
Your disclosure on page 16 indicates that you entered into the license agreement in May 2012. Please clarify how that agreement generated revenue in the fiscal year ended September 30, 2011 as you disclose in the last sentence of the second paragraph under this caption.

Amendment No. 2 to the Registration Statement includes disclosure which addresses this comment.

Liquidity and Capital Resources, page 26

39.	Refer to the last sentence of prior comment 58. Please tell us which exhibit to this Form S-1 represents the BFI Finance credit facility.

The BFI Finance credit facility agreement is included in Amendment No. 2 to the Registration Statement as Exhibit 10.43.

40.
Please provide a complete discussion of your liquidity and capital resources, rather than merely repeating numbers evident from your financial statements. Refer to Regulation S-K Item 303, Release 33-3850, and prior comment 29.

Amendment No. 2 to the Registration Statement includes disclosure which addresses this comment.

Management, page 28

41.	Please specify in Mr. Erickson’s biography the position he held from 2008 through his appointment as your CEO in November 2009.

Amendment No. 2 to the Registration Statement includes this information in the Management section.

Other Executive Officers, page 30

42.	We note your deletion of Mr. Scott’s role as CFO of Sonora Resources and U.S. Rare Earths. Please tell us why you need not provide this disclosure per Regulation S-K Item 401 and Rule 408.

Amendment No. 2 to the Registration Statement includes Mr. Scott’s consulting work for Sonora Resources and U.S. Rare Earths.

A substantial portion of Mr. Scott’s time is spent on Company matters.  Given the extent of the Company’s current operations, the Company does not believe that a full-time CFO is required at this time.  As the Company’s operations increase, it will consider retaining Mark Scott as the full-time CFO.  The remainder of our CFO’s time is devoted to (a) West Mountain Gold, which has retained him to work as a CFO, and (b) two other companies, U.S. Rare Earths Inc. and Sonora Resources Corp., which have retained him on a part-time, consulting basis only.  These other companies are aware of the CFO’s employment by the Company and the time commitment required of the CFO by us.  The other companies do not rely on the CFO to identify or secure funding sources for their operations.

Remuneration of Executive Officers, page 32

43.
Please include in the table all compensation earned by the named executive officers during the periods presented, even if paid in a subsequent period.  For amounts that were paid after they were due, please disclose the terms of the deferral arrangement, including interest; in this regard, please clarify how you calculated the $73,600 figure in footnote 1.

Amendment No. 2 to the Registration Statement includes a   revised compensation table. The $73,600 figure was obtained from our general ledger and was calculated by subtracting the amount of payroll paid during fiscal 2012 from the amount of payroll that was accrued during  such  fiscal year.

44.
Please tell us the reasons for the changes you made to numbers in the previous version of your summary compensation table, and provide us your analysis of how the changes affect your obligations under Rule 14a-21(a).  In this regard, please also demonstrate to us how you have complied with Rule 14a-21(a).

Mr. Erickson and Mr. Scott were paid as consultants until June 1, 2012. We reclassified the amount paid to them as consultants from “Other Compensation” to “Salary” in the compensation table.

The Company’s proxy statement for the annual meeting held on March 21, 2013, which was filed December 28, 2012, did not comply with the advisory vote requirement of Rule 14a-21(a) due to a misunderstanding about the effective date of such rule. The Company will comply fully with the rule in its proxy statement for the 2014 annual meeting.

Director Summary Compensation Table, page 34

45.	Please address the last sentence of prior comment 15 as it applies to your reference to Form 10-K that appears in this section and on page 22. Likewise:

a.	it is unclear whether the financing transactions and related revisions that you say on page 26 are “discussed previously” refer to prior filings; please clarify.
b.	please tell us the authority on which you rely to qualify your disclosure by reference to a “Preliminary 14A” as you do on page 39.

Amendment No. 2 to the Registration Statement reflects this change by deleting both references to Form 10-K.  The “discussed previously” reference has been revised to make clear it refers to an earlier section of the prospectus, and the reference to the “Preliminary 14A” has been deleted.

46.
Please revise the first sentence of footnote 1 to refer to grant date fair value as required by Regulation S-K Item 402(r)(2)(iv).  Likewise, revise footnote 7 on page 33; see Regulation S-K Item 402(n)(2)(v).

These footnotes have been revised in Amendment No. 2 to the Registration Statement.

47.
Please expand your response to prior comment 36 to tell us the authority on which you rely to provide proxy statement disclosure rather than file a Form 8-K.  If you do not have authority for your conclusions, please tell us whether you plan to file a Form 8-K to address the director departures.

While the Company did not file a timely Form 8-K with respect to the director departures, the Company did provide notice to investors of the resignation of Dr. Kawahata and Mr. Arai in (i) the Company’s Preliminary Form 14A that was filed with the SEC on December 28, 2012; (ii) the Company’s Definitive 14A that was filed with the SEC on January 11, 2013; and (iii) the Company’s Definitive 14A that was mailed to shareholders on or about February 25, 2013. The Company recognizes this disclosure does not relieve the Company of the obligation to file a Form 8-K.The Company has now filed a Form 8-K (filed on September 10, 2013) reporting the departure of Dr. Kawahata and Mr. Arai as directors of the Company.

48.	Please include in the table the dollar amounts mentioned in the last two sentences added to this section.

Amendment No. 2 to the Registration Statement  includes a revised table.

Security Ownership of Certain Beneficial Owners and Management, page 35

49.
Please indicate by footnote to the table the number of shares that each holder has the right to acquire within 60 days. See Item 403(a) and (b) of Regulation S-K.  In addition, please tell us why the numbers in this table differ from the numbers in the table in your original filing in the column that included options and warrants with respect to Mr. Erickson and Mr. Scott.

Amendment No. 2 to the Registration Statement includes a revised table and related footnotes. We moved the vested options and warrants from the diluted column in the original S1 to the shares beneficially owned column. In addition, we reduced the shares beneficially owned by the shares registered for resale for Mr. Erickson and Mr. Scott so the schedules match the selling shareholder schedule.

Certain Relationships and Related Party Transactions, page 36

50.	Please disclose the consideration you will receive for the one-time payment of $100,000 to Sumitomo. Also disclose when the payment is due and any interest rate.

Amendment No. 2 to the Registration Statement includes this disclosure.

51.
Please expand your response to prior comment 41 to cite the relevant authority on which you rely to conclude that the amounts need not be reported in the Summary Compensation Table or Director Compensation Table.

The amounts paid to James Gingo as reflected in the section entitled “Certain Relationships and Related Party Transactions/Related Party Transactions with James Gingo” are payments for the purchase of his stock in TransTech Systems as part of the Company’s acquisition of TransTech, and were not compensation payments or otherwise related to his employment with the Company.

The issuance of 4,000,000 restricted shares of common stock to Mr. Sparks for unpaid compensation in the amount of $721,333 as reflected in the section entitled “Related Party Transactions with Bradley Sparks” was compensation for 2010 (which has been added to the Summary Compensation Table or Director Compensation Table) and for prior years.  The remaining amounts paid to Mr. Sparks were repayment amounts for loans he made to the Company, and were not compensation or severance payments, nor were they related to his employment with the Company.

Change in Control Provisions, page 39

52.
Please tell us how you confirmed the accuracy of your response to prior comment 43. We note, for example, that you have not disclosed in this disclosure that section 2.5 of exhibit 3.1 eliminates the ability of shareholders to call a special meeting.

We have added a paragraph to the section entitled “Change in Control Provisions” to address the lack of ability of the stockholders to call a special meeting.

Recent Sales of Unregistered Securities, page 43

53.	Please expand your response to prior comment 50 to tell us with specificity how you addressed the last sentence of that comment.

This section includes all sales of new securities resulting from the modification of outstanding securities.

54.
It does not appear that you addressed prior comment 52. For each transaction, please clarify briefly the facts relied upon to make available the cited exemption from registration under the Securities Act.  For transactions that are integrated under Rule 502, please ensure that your disclosure of the facts relied upon to make available the cited exemption reflects the integration.

We have added a statement that all such transactions were to accredited investors, with the exception of a few issuances to non-accredited investors which are now noted, and that all transactions met the requirements of Rule 506 of Regulation D... The Company has only had a handful of non-accredited investors (well under the 35 non-accredited investor limit of Rule 506) so even if all of the transactions were integrated, the transactions would still be exempt; therefore the Company has not attempted to make a determination as to which offerings are integrated under Rule 502.

Exhibits

55.
We note your response to prior comment 54; however, the document that you included as exhibit 3.2 appears to be merely an amendment to your articles of incorporation.  Please file your complete, current articles of incorporation.

A copy of the current and complete articles of incorporation of the Company was filed as an exhibit to the Company’s Form 8-KA dated March 21, 2013 and filed with the SEC on September 10, 2013.  The amended Registration Statement on Form S-1, which was filed with the SEC on September 13, 2013 includes the articles of incorporation as Exhibit 3.2 and the Certificate and Amendment to the Articles of Incorporation are filed as Exhibit 3.3.

56.
We note your response to prior comment 56; however, you must file complete exhibits with all attachments.  If the exhibits or attachments include confidential information, Rule 406 and Rule 24b-2 provide the exclusive means for requesting confidential treatment of such information. Therefore, please file the complete agreements requested in the prior comment or comply with the procedures in Rule 406 or Rule 24b-2, as appropriate. In addition, please follow these procedures with respect to Exhibit A to your business development fee agreement with Javelin included with your Form 8-K filed August 22, 2012 and the excluded assets in Schedule A of exhibit 10.15 to this Form S-1. For guidance, please review Staff Legal Bulletin No. 1 (February 28, 1997 with July 11, 2001 addendum) available on the Commission’s web site.

The amended Registration Statement on Form S-1, which was filed with the SEC on September 13, 2013, reflects this change in Exhibits 10.21 and 10.23. The Exhibit A to the business development fee agreement with Javelin is accurately disclosed. The page is blank in the agreement. The Schedule A of Exhibit 10.15 (Excluded Assets) is accurately disclosed. There are none in the agreement.

57.
We note your response to prior comment 57. Please file the original lease that, according to section 8 of 10.37, continues to contain the terms of the agreement. Also file the amendment extending the term of exhibit 10.38, and, given the parties that signed exhibit 10.38, tell us how you provided disclosure regarding the lease pursuant to Regulation S- K Item 404.

The amended Registration Statement on Form S-1, which was filed with the SEC on September 13, 2013, reflects this change in Exhibits 10.41 and 10.42. The original lease dated in 2006 predated our acquisition of TransTech Systems on June 8, 2010. On February 28, 2009, the members in the 2006 lease dissolved the G & L Business Group LLC and TransTech Systems leased the property directly. Our disclosure is correct.

The registrant acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (206) 903-1351 with any questions. The Company respectfully requests that if the staff has any remaining comments or questions after reviewing Amendment No. 2 to the Registration Statement and this letter, that it discuss such comments or questions with our attorney, James Biagi, in a telephone call prior to issuing another comment letter. Mr. Biagi’s telephone number is (206) 587-5700.

Sincerely,

/s/ Mark Scott

Mark Scott, CFO
Visualant, Incorporated

cc:  Sally Brammel, Securities and Exchange Commission
       James F. Biagi, Jr., Fifth Avenue Law Group, PLLC